SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C. 20549

                   _ _ _ _ _ _ _ _ _ _ _ _

                           FORM 6-K

               REPORT of Foreign Private Issuer
            Pursuant to Rule 13a-16 or 15d-16 of the
                Securities Exchange Act of 1934

For the month of: March 2003

                        Filtronic plc
   (Exact name of registrant as specified in charter)

The Waterfront, Salts Mill Road, Saltaire, Shipley West
Yorkshire BD18 3TT, UK
         (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F _ X _       Form 40-F _ _ _

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934

Yes _ _ _             No _ X _

SIGNATURE

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Filtronic plc

Date: March 14, 2003        By:    /s/ Fiona Pick
                                   _ _ _ _ _ _ _ _ _ _
                           Name:   Fiona Pick
                           Title:  Solicitor and
                                   Assistant Company
                                   Secretary

                          SCHEDULE 10

            NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Filtronic plc

2. Name of shareholder having a major interest

Fidelity International Limited and certain of its Subsidiary companies, also comprising the notifiable interest of Mr Edward C Johnson 3rd, principal shareholder of Fidelity International Limited

3. Please state whether notification indicates that it I in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See attached schedule

5. Number of shares / amount of stock acquired

100,000

6. Percentage of issued class

0.1345%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary shares

10. Date of transaction

13 March 2003

11. Date company informed

14 March 2003

12. Total holding following this notification

9,687,275

13. Total percentage holding of issued class following this notification

13.0372%

14. Any additional information



15. Name of contact and telephone number for queries

Fiona Pick +44 1274 231166

16. Name and signature of authorised company official responsible for making this notification

Fiona Pick

Date of notification

14 March 2003


                          Filtronic plc
            Schedule to Schedule 10 14 March 2003 - FIL

Registered Holder               Shares Held

Chase Nominees Ltd              5,496,670
Chase Manhatten Bank London     10,396
Nortrust Nominees Ltd           723,680
Bankers Trust                   1,053,762
MSS Nominees Ltd                68,300
BT Globenet Nominees Ltd        200,350
RBS Trust Bank                  887,926
Citibank                        59,850
Bank of New York London         496,551
Northern Trust                  220,190
HSBC                            242,000
Deutche Bank                    46,500
Mellon Nominees Ltd             66,100
Bank of New York Brussels       115,000

TOTAL                           9,687,275


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.